NOTICE

Notice is hereby given that the Eleventh Annual General Meeting of the Members of Rediff.com India Limited will be held on Friday, 29th September, 2006, at 10 a.m. (IST) at the Registered Office of the Company situated at First Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400016, to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the Audited Balance Sheet as at March 31, 2006 and Profit & Loss Account for the year ended as on that date and the reports of the Auditors and Directors’ thereon.

2.	To appoint a Director in place of Mr. Pulak Prasad, Director retiring by rotation and being eligible, offers himself for reappointment.

3.	To appoint a Director in place of Mr. Ashok Narasimhan, Director retiring by rotation and being eligible, offers himself for reappointment.

4.	To appoint Auditors and fix their remuneration by passing the following resolution as an Ordinary Resolution with or without modification(s);

“RESOLVED that M/s Deloitte Haskins & Sells, Chartered Accountants, Mumbai be and are hereby re-appointed as Statutory Auditors of Rediff.com India Limited and to hold office from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting at a remuneration to be decided by the Board of Directors/Audit Committee of the Directors of the Company.”

SPECIAL BUSINESS

5.	To consider and if thought fit, to pass with or without modification, the following resolution as SPECIAL resolutions:

“RESOLVED THAT Mr. Rashesh Shah, who was appointed as an Additional Director on April 26, 2006, in terms of the Articles of Association of the Company and who by virtue of the provisions of section 260 of the Companies Act, 1956, holds office upto the date of the Annual General Meeting, being eligible, offers himself for appointment and in respect of whom the Company has received a notice in writing under section 257 of the Companies Act, 1956 proposing his candidature for the office of Director, be and is hereby appointed as Director of the Company.”

By Order of the Board

For Rediff.com India Limited

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PLACE: MUMBAI	Jyoti Dialani
DATE: 5th September, 2006	Company Secretary & Manager Legal

NOTES:

1.

A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES TO BE EFFECTIVE MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE ANNUAL GENERAL MEETING.

2.	The relative Explanatory Statement pursuant to the provisions of Section 173 of the Companies Act, 1956 for item Nos. 5 is enclosed and forms part of this Notice.

REDIFF.COM INDIA LIMITED

EXPLANATORY STATEMENT PURSUANT TO THE PROVISIONS OF SECTION 173(2) OF THE COMPANIES ACT, 1956.

Pursuant to the provisions of Section 173(2) of the Companies Act, 1956, the following Explanatory Statement sets out the material facts relating to the item of Special Business mentioned in the accompanying Notice dated 5th September, 2006 and shall be form part of the Notice

Item No.5

Mr. Rashesh Chandrakant Shah was appointed as an Additional Director, in terms of the provisions of the Companies Act, 1956 and the Articles of Association of the Company on April 26, 2006. He holds office upto the date of the Annual General Meeting by virtue of section 260 of the Companies Act, 1956. Notices in writing under section 257 of the Companies Act, 1956, have been received from members signifying their intention to propose Mr. Rahesh Shah as a candidate for the office of Director.

Mr. Shah is currently CEO of Edelweiss Capital Limited. Edelweiss Capital is a leading financial services company based in Mumbai, India, whose businesses include investment banking, securities broking and investment management. He also serves on the Boards of various companies. He has more than 18 years of experience in capital markets.

Mr. Shah is an MBA graduate from the Indian Institute of Management, Ahmedabad, and holds a Bachelor's degree in Science from the University of Bombay. He is also a Diploma holder in International Trade from the Indian Institute of Foreign Trade, New Delhi. Prior to his joining Edelweiss Mr. Shah worked as Head of Investment and Research with Prime Securities Limited.

The Directors, therefore, recommend the passing of the Resolution under Item no.5 of the accompanying Notice.

No Director other than Mr. Rashesh Shah, may be considered to be concerned or interested in the passing of this Resolution.

By Order of the Board

For Rediff.com India Limited

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PLACE: MUMBAI	Jyoti Dialani
DATE: 5th September, 2006	Company Secretary & Manager Legal

REDIFF.COM INDIA LTD

Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016

ATTENDANCE SLIP

Folio No.
No. of Shares held

I hereby record my presence at the Tenth Annual General Meeting of the Company being held at Registered Office at Mahalaxmi Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016 at 10.00 a.m. (IST) on Friday, 29th September, 2006.

__________________________

Signature of attending Member/Proxy

Name: _____________________

Note: A member/proxy holder attending the meeting must bring the Attendance Slip to the meeting and hand it over at the entrance duly signed.

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REDIFF.COM INDIA LTD

Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016

PROXY

I/We, ___________________________________________________, of _______________________ in the district of ___________________________ being a member/members of the above Company hereby appoint ___________________________________________________ of _______________________ in the district of __________________________________________ or failing him ____________________ of __________________________________________ in the district of ___________________________ as my/our Proxy to attend and vote for me/us and on my/our behalf at the Eleventh Annual General Meeting of the Company to be held on Friday, 29th September, 2006 at 10.00a.m.(IST) and at any adjournment thereof.

Signed this _______________________ day of _________________ 2006

Folio No.
No. of Shares held
Signature_____________	Affix Re. 0.15 Revenue Stamp	_______________

This form is to be used in favour of* / against* the resolution. Unless otherwise instructed, the proxy will act as he thinks fit.

* Strike out whichever is not applicable.

Note: 1.	The Proxy must be returned so as to reach the registered office of the Company not less than 48 hours before the time for holding of the aforesaid meeting.
2.	A proxy need not be a member.